AT ANNUAL MEETING, SEQUA AMPLIFIES EXPECTATIONS FOR FIRST QUARTER

New York, May 9 - Sequa Corporation, (NYSE, SQAA) at its annual meeting here today, provided additional information regarding results for the first quarter ended March 31, 2002, which will be available by May 15.

As previously announced, Sequa expects to report a narrower loss for the first quarter than had been originally anticipated -- in the range of 30 cents to 45 cents per share, rather than the 85 cents to $1.00 per share originally forecast.

In comments to stockholders attending the annual meeting, Norman E. Alexander, Sequa's chairman and chief executive officer, said, "The most important development of the first quarter is that the environment in which we operate began to improve." Terming the first quarter "promising" for prospects over the balance of the year, Alexander noted that the Precoat Metals division began 2002 on a strong positive note and increased its market share. By contrast, he noted that results for the company's largest operating unit, Chromalloy Gas Turbine, were hurt by the downturn in the airline industry. "Currently, however," he added, "we see that air traffic is recovering and that the rate of recovery is accelerating. Assuming the airline industry continues to improve, we should see increased activity at our jet engine component repair units."

In explaining to stockholders the elements contributing to a narrower loss for the first quarter, Alexander indicated that operating income in March was higher than anticipated. First quarter results also benefited from: the settlement of a tax issue in the United Kingdom that adds $1.1 million or 11 cents per share to net results; and a $1.4 million gain from the change in March in the fair market value of a natural gas swap that adds $930,000 or nine cents per share.

In the only voting at today's annual meeting, stockholders elected 12 directors to Sequa's board.

Sequa Corporation is a diversified manufacturer whose interests are in the fields of aerospace, propulsion, metal coating, specialty chemicals, can machinery, industrial equipment, automotive products, and men's formalwear. For additional information, visit the company's web site at www.sequa.com.

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5/9/02

Note: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, political, currency, and regulatory, competitive and technological factors. For additional information, see the comments included in Sequa's filings with the Securities and Exchange Commission.